

September 19, 2012

Via E-mail
Gateway Energy Corporation
Frederick M. Pevow
Chief Executive Officer
1415 Louisiana Street, Suite 4100
Houston, TX 77002

     Re: **Gateway Energy Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed March 30, 2012
            File No. 000-06404

Dear Mr. Pevow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Asset Retirement Obligation

1. We note you established the asset retirement obligation (ARO) of $1,013,279 from zero during 2011 and that you characterized the recordation as an accounting error as a result of not considering the future abandonment liability at the date of acquisition of certain pipeline assets. We also note your disclosure that the impact of the error on current and prior period financial statements was immaterial based on the guidance under SAB Topic 1M and 1N. In that regard, please provide us your analysis under SAB Topic 1M and 1N

in supporting your conclusion that the error is immaterial to current and prior periods'
financial statements.

(7) Income Taxes

2. We note you have $6,157,544 net federal net operating loss ("NOL") carryforward as of
    December 31, 2011 and your disclosure that you have sufficient positive evidence to
    conclude that it is more likely than not that the net deferral tax assets will be realized. In
    this regard, explain to us in detail the specifics of the positive evidence to support your
    position that a valuation allowance was not required against the deferral tax assets
    resulting from the NOL in light of your significant recurring losses. Refer to ASC 740-
    10-55.

Exhibit 31.1

3. Please delete the title of the officer from the first sentence of your certification in future
    filings. The wording in each certification should be in the exact format provided by Item
    601 of Regulation S-K

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief